Turmeric Acquisition Corp.

450 Kendall St

Cambridge, MA 02142

October 13, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Irene Barberena-Meissner

Re:	Turmeric Acquisition Corp.

Registration Statement on Form S-1

Filed September 28, 2020, as amended

File No. 333-249099

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Turmeric Acquisition Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on October 15, 2020, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Kirkland & Ellis LLP, request by telephone that such Registration Statement be declared effective.

Please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Luke Evnin
Luke Evnin
Chief Executive Officer